LSB Industries, Inc.

3503 NW 63rd Street, Suite 500

Oklahoma City, Oklahoma 73116

November 13, 2018

Via EDGAR

Amanda Ravitz

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	LSB Industries, Inc.

Registration Statement on Form S-3

File No. 333-228139

Ladies and Gentlemen:

On behalf of LSB Industries, Inc. (the “Company”), and pursuant to Rule 461 promulgated under the Securities Act of 1933, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-3 be accelerated to 4:00 p.m., Washington, D.C. time, on November 15, 2018, or as soon as practicable thereafter.

Thank you for your assistance in this matter.

Very truly yours,

LSB Industries, Inc.

By:	/s/ Michael J. Foster
Name:	Michael J. Foster
Title:	Senior Vice President, General Counsel and Secretary